MMC Norilsk Nickel

RECEIVED 82-04270

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

[redacted]

21.11.2006

06018784

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated November 20, 2006: MMC Norilsk Nickel to aquire Nickel Business from OM Group for $408 million

2. Information on the events that may significantly affect the price of the Company's securities dated November 16, 2006

3. Press release dated November 16, 2006: MMC Norilsk Nickel's 2005 Annual Report in the same class as the reports of the world's industry leaders

4. Notice of shares buy-back: Information on the number of shares presented by shareholders under the share buy-back program

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

PROCESSED
NOV 29 2006
THOMSON
FINANCIAL

11/27

NORILSK NICKEL

MMC Norilsk Nickel

RECEIVED

2006 NOV 27 P 12:1

20.11.2006

MMC Norilsk Nickel to acquire Nickel Business from OM Group for $408 million

MOSCOW, November 20, 2006 – OJSC Mining and Metallurgical Company Norilsk Nickel ("Norilsk Nickel") announced today that is has entered into a definitive agreement to purchase the nickel business (the "Nickel Business") of OM Group, Inc. ("OMG") for $408 million in cash, on a debt-free, cash-free basis.

The Nickel Business is made up of the following assets:

· OMG's nickel refining operations in Harjavalta, Finland with total annual production capacity of 60,000 tons of nickel

· OMG's Cawse nickel mining and leaching operations in Western Australia, which supplies nickel carbonate to the Harjavalta refinery

· OMG's 20% stake in MPI Nickel Pty. Ltd. ("MPI"), which operates the Black Swan and Silver Swan nickel mines that supply nickel concentrate to the Harjavalta refinery, and is developing the Honeymoon Well project

· Up to 11.1% of OMG's holding of the common shares and convertible debt in Talvivaaran Kaivososakeyhtiö (a biological heap-leaching project in the Kainuu district in Finland).

With this transaction, Norilsk Nickel continues to expand its operations internationally and strengthens its position in the global mining and metals industry. The company will gain access to best in class operational skills as well as synergy opportunities with the combination of hydrometallurgical processing and solvent extraction technologies that reside in Norilsk's current operations and those being acquired abroad. Norilsk Nickel will also gain access to laterite HPAL leaching technology and will participate in a bio-heap leaching project. The Norilsk Nickel Group will also extend its product line to include nickel salts and briquettes and increase its yearly production of attributable nickel by approximately 35,000 to 40,000 tons.

At the closing of this transaction, Norilsk Nickel will enter into five year supply agreements with OMG to supply up to 2,500 metric tons (mt) per year of cobalt metal, up to 2,500 mt per year of cobalt contained in cobalt hydroxide concentrate and up to 1,500 mt per year of cobalt contained in cobalt sulfate solution, along with various nickel-based raw materials used in OMG's specialty chemicals business.

"This transaction represents an important step for Norilsk Nickel as it builds its international business and expands operations outside Russia," said Mikhail Prokhorov, General Director of MMC Norilsk Nickel. "We look forward to bringing our experience in mining and mineral processing to these operations as well as the financial resources necessary to support their success as long term operations in the Norilsk Nickel Group. We are excited about the opportunity to draw on the strong experience of the management and personnel of the operations in Finland and Australia."

The transaction, which has been approved by the boards of directors of both companies, is subject to approval by regulatory authorities and customary closing conditions, and is expected to close in the first quarter of 2007. Norilsk Nickel is committed to providing its high level of service to current cobalt customers during the transition period, and will work to develop the acquired nickel business and ensure continuity of operations. As part of this transaction, OMG will continue to render certain services with respect to the Nickel Business during the transition period.

UBS Investment Bank is acting as the sole financial advisor, and Hogan & Hartson LLP is acting as legal advisor to Norilsk Nickel in this transaction.

ABOUT OJSC MMC NORILSK NICKEL
OJSC MMC Norilsk Nickel is Russia's largest mining and metallurgical company and the world's largest producer of nickel and palladium, as well as a major producer of platinum and copper. OJSC MMC Norilsk Nickel is listed on the MICEX and RTS Russian stock exchanges (GMKN_RU), and the company's ADRs are traded over the counter in New York (NILSY_US), London (MNOD_LI) and Berlin (NNIA_GR). For more information visit the Company's web site at http://www.nornik.ru/en/

ABOUT OM GROUP, INC.
OM Group is a leading, vertically integrated international producer and marketer of value-added, metal-based specialty chemicals and related materials. Headquartered in Cleveland, Ohio, OM Group operates manufacturing facilities in the Americas, Europe, Asia, Africa and Australia. For more information, visit the Company's web site at http://www.omgi.com

Telephone conference call
MMC Norilsk Nickel will hold a telephone conference call related to the announcement. The telephone conference call will be held at 1 p.m. Moscow time (5 a.m. New York, 10 a.m. London) on 20 November 2006.

Telephone numbers for access to the telephone conference call:
+1 (866) 236-2635 (USA),
+1 (608) 234-0002 (other countries).
Access code: 850644.

A record of the telephone conference call will be available within one week, from 4.30 p.m. Moscow time (8.30 a.m. New York, 1.30 p.m. London) on 20 November 2006 at:
+1 (800) 475-6701 (USA),
+1 (320) 365-3844 (other countries).
Access code: 850644.

For further information, please contact:
OJSC MMC Norilsk Nickel
Dmitry Usanov
Head of Investor Relations
Tel: +7-495-786-8320
E-mail: usanovda@nornik.ru

Presentation
Download pdf, 420KB

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Full name of the profit organization in which the Issuer's share in the authorized capital was changed: ***Open Joint Stock Company Krasnoyarsk Generation;***

Location of the profit organization, in which the Issuer's share in the authorized capital was changed: ***660021, Russian Federation, Krasnoyarsk, ul. Bograda, 144A;***

The Issuer's share in the authorized capital of the aforementioned organization before change: ***25.47%;***

The Issuer's share in the equity stock of the aforementioned organization before change: ***25.26%;***

The Issuer's share in the authorized capital of the aforementioned organization after change: ***0%;***

The Issuer's share in the equity stock of the aforementioned organization after change: ***0%;***

Date when the Issuer's share in the authorized capital of the aforementioned organization was changed: ***November 16, 2006.***

Representative of MMC Norilsk Nickel ***D.A. Usanov***
(Power of Attorney № ГМК-115/99-нт of 25.01.2006)

November 16, 2006.

NORILSK NICKEL

16.11.2006

MMC Norilsk Nickel's 2005 Annual Report in the same class as the reports of the world's industry leaders

MMC Norilsk Nickel's 2005 Annual Report was selected for Information Density nomination, which is one of principal nominations in the annual contest organised by Expert RA rating agency and RTS Stock Exchange with the support of PricewaterhouseCoopers. In the analytical report prepared by Expert RA upon the contest's results, 2005 Annual Report of MMC Norilsk Nickel was placed in one line with the reports of such industry leaders as BHP Billiton, Lonmin and Rio Tinto.

Also on 15 November 2006, the winners of the Russian Sustainability Reporting Awards were announced in Moscow. The competition was co-organised by PricewaterhouseCoopers, Expert RA, the Higher School of Economics, and the Institute of Professional Accountants of Russia. MMC Norilsk Nickel's 2005 Social Report was the second.

Annual reports of MMC Norilsk Nickel for 2002, 2003 and 2004 were also awarded in different nominations of similar competitions.
In December 2005, the first Social Report of MMC Norilsk Nickel (for the period of 2003 - 2004) became the winner in the contests organised by Expert RA with the support of PricewaterhouseCoopers.

Information on the number of shares presented by shareholders under the share buy-back program

According to the announcement made by OJSC MMC Norilsk Nickel (the Company), the number of shares presented by shareholders under the share buy-back program launched in accordance with the decision of the Company's Board of Directors of October 5, 2006 is 97,035,124. Since this number exceeds the number of shares that the Company intended to buy back (7,500,000), the shares will be repurchased at a pro rata basis, with coefficient (the buy-back ratio) amounting to 0.0772916001.

Not later than December 17, 2006 (the buy-back deadline), the shareholders who have filed their Applications or the shareholders' proxies should come to that Registrar's office where their Applications were filed and sign a stock purchase agreement and a transfer order for rebooking the shares in favor of MMC Norilsk Nickel.

The number of shares to be bought back from each eligible shareholder will be computed using the buy-back ratio, and this number cannot exceed the number of shares actually placed on this shareholder's personal account (DEPO account) as of the date of signing the stock purchase agreement and transfer order.

If the shareholders who have filed their buy-back applications fail to execute all title transfer documents **before the deadline given above**, they will lose the right to sell their shares to the Company due to expiry of the period allowed by the Company for the buy-back of its outstanding shares.

The payment for shares bought back by the Company will be transferred to shareholders as contemplated by their stock purchase agreements, but not later than 30 days after the buy-back deadline.

ZAO NRK (the Registrar) offices are open from 10:00 to 16:30 on Monday - Thursday, and from 10:00 to 14:00 on Friday. Phones: (495) 440-6343, 440-6345.